Mail Stop 3561

November 30, 2005

By U.S. Mail and Facsimile [(416) 368-2221]

Dr. Nataliya Hearn
President and Chief Executive Officer
Element 21 Golf Company
264 Queens Quay W. #303
Toronto, Ontario, Canada M5J 2L4

>   **Re: Element 21 Golf Company**
>   **Form 10-KSB for the year ended June 30, 2005**
>   **File No. 0-15260**

Dear Dr. Hearn:

We have reviewed your filing and have the following comments. Where indicated, we think you should provide supplemental information and revise your future filings in response to these comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies
(i) Revenue Recognition, page F-9

1.   You state in your document that you have entered into an agreement with GolfWorks for the sale of your golf shafts, and that you are marketing your products to other retailers and golf pro shops. Please supplementally tell us and revise your disclosure to state how revenue is recognized under these agreements. Specifically, your disclosure should include the point at which you recognize revenue (whether it is at the time the product is sold to the retailer or at some other triggering event), the

payment terms (if any) that you extend to the retailer, and whether the retailer has any right to return, or the company any obligation to repurchase, the products and, if so, your related accounting policy. Please revise your disclosure accordingly.

2.   As a related matter, supplementally explain why you believe that the amount of future returns can be reasonably estimated pursuant to paragraph 6(f) of SFAS 48. We particularly note the absence of historical experience with the product.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202)551-3381 or Margery Reich at (202)551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief